GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

September 14, 2004

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Mail Stop 0511

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. John D. Reynolds,

                  Assistant Director

Dear Mr. Reynolds:

Re:  McNab Creek Gold Corp. (the "Registrant")

        - Registration Statement on Form 10-SB

        - Filed August 25, 2004

        - File No. 0-50915

Further to your letter dated August 27, 2004 addressed to Mr. Kenneth Townsend, President of the Registrant, we file amendment no. 1 to the Registrant's Form 10-SB which now includes unaudited financial statements for the first quarter ended June 30, 2004.  We have reviewed the disclosure requirements of Form 10-SB and the instructions for completion of the Form 10-SB and believe that amendment no. 1 addresses all material deficiencies in the initial filing.  Three clean, hard copies of amendment no. 1 are enclosed.  No black-lined copy is enclosed as no review was done by your office on the initial filing.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures

cc:

McNab Creek Gold Corp.

Attn. Mr. Kenneth Townsend